IEC electronics corp.

ARS

IEC Electronics Corp.

P.E. 9-30-04

2004

Annual Report

www.iec-electronics.com

Business

IEC Electronics Corp. provides electronics manufacturing services to original equipment manufacturers (OEMs). We focus on customers developing complex, advanced technology products for a wide array of market sectors ranging from toxic gas monitoring and detection through satellite communications, medical, military and general industrial.

IEC specializes in complex and challenging electronics manufacturing. Our capabilities include high-tech services such as automated optical inspection, real-time x-ray, environmental stress screening, ceramic and plastic BGA SMT placement, and board assembly up to 21 inches wide, with component placement as small as 0.020 inches by 1.010 inches.

Our broad based manufacturing services, featuring leading edge design and assembly technology, provide our customers with innovative end-to-end solutions. IEC's full spectrum of services are available on a turnkey or consignment basis and include: product design, prototype development, printed circuit board assembly, supply chain management, material procurement and control, manufacturing and test equipment support, statistical quality assurance and complete resource management.

IEC operates a 300,000 square foot manufacturing facility in Newark, New York. Our 10,000 square foot Technology Center is located within the Newark manufacturing facility. It specializes in new product introduction (NPI) services including design engineering, dedicated production lines for prototype assembly and an Advanced Materials Technology Laboratory for process analysis.

During fiscal 2004, IEC's Quality Management System was successfully registered to ISO-9001:2000 standards. We also intensified our research into lead-free manufacturing solders, MEMs, 0201 placement, conformal coating, BGA reballing, and embedded passives.

Chairman's Letter

To Our Shareholders,

During this past year we have continued our transition to strengthen the company and bring it back to the level of profitability and growth we all desire. It was a difficult year; a year in which the financial results do not reflect the beneficial changes tha have taken place.

One of the important areas of change involved leadership. In May, Jeff Schlarbaum joined us, from Plexus Corporation, as Vice President of Sales and Marketing. Soon thereafter he made changes to our existing sales force and added to our manufacturer's rep network. The outgrowth of these changes has reinforced our vision of rebuilding IEC to over $100 millior in sales over the next few years. We have sharpened our focus on customers who are developing complex, advanced technology products for market sectors ranging from toxic gas monitoring and detection through satellite communications. These are companies with substantial growth prospects. The volume required is typically low to medium range, with high variability in end item configurations. With this focus we have been unwilling to accept accounts that neither meet our customer profile nor appreciate our extensive capabilities. We are not interested in simply offering "spot" capacity. We seek instead a customer base built upon sustaining relationships.

The leadership of our manufacturing operations has also changed. In November, Don Doody, also formerly with Plexus, joined us as Vice President of Operations. He brings with him years of experience, having held management positions at both MCMS and GE. We are excited to have Don on board and look for him to continue the work started by Ann Wood who has left the Company. I am grateful for the skills that Ann Wood brought to the Company and all of her efforts during some tryin times.

We are still experiencing the repercussions from the loss of Motorola that represented more than 50% of our revenue in 2003. However, this year we added a number of new accounts. The accounts we added, plus the growth of our existing accounts ha enabled us to maintain our balance and continue to pay down our long-term debt. As discussed in our quarterly announcements, the primary goal for this past year was to keep the Company profitable as we rebuild our customer base and deleverage our balance sheet. We were very successful in reducing long-term debt, but failed in our efforts to stay profitable i the third quarter, during which we incurred restructuring charges and wrote-off two accounts.

The contract manufacturing industry continues to undergo change. A number of our colleagues in the industry continue to los money. This year we did see some growth with our core customers and they continue to be cautiously optimistic about their prospects for 2005. However, just as during last year many of our customers are still reticent to increase their inventory positions. They are ordering to support their immediate needs.

As for IEC, we will have some difficult periods in the early part of the year as we proceed with our transition. However, after that I hope to report that the Company has established a new base on which we can build for the years going forward. Jeff has put a solid group together that is bringing forward some first class opportunities. We will not win all the opportunities, but we expect to win a fair share of them.

On behalf of the Board and our management team I want to thank you, our shareholders, as well as our customers and supplier for your support during this difficult transition and for all of the appreciative comments received during year. We will continu our efforts to earn your trust.

W. Barry Gilbert
Chairman
IEC Electronics Corp.

MANAGEMENT'S DISCUSSION OF OPERATIONS

The information in this Management's Discussion & Analysis should be read in conjunction with the accompanying consolidated financial statements, the related Notes to Financial Statements and the Five-Year Summary of Financial Data. Forward-looking statements in this Management's Discussion and Analysis are qualified by the cautionary statement preceding Item 1 in our Form 10-K for the fiscal year ending September 30, 2004.

Overview

2004 was a year of transition for IEC. During the second half of 2003, a major customer that accounted for more than half of our sales announced its intention to begin manufacturing most of the products they purchased from IEC in their own facility. During the second quarter of 2004, we received notification from another customer that they planned to move a substantial amount of their contract assembly work to China. We have put programs in place to strengthen the organization, broaden our customer base, increase profitability and maximize shareholder value. We hired a new Vice President of Sales and Marketing. We restructured our organization to align resources with our customer requirements. We were profitable during three of our four quarters, including our fourth quarter. We added several new customers that we expect to contribute to growth and profitability in the future.

Analysis of Operations

Sales (dollars in millions)

For Year Ended September 30,	2004	2003	2002
Net sales	$27.8	$48.2	$39.4

The 42% decrease in fiscal 2004 net sales compared to fiscal year 2003 was primarily due to a reduction in business from a major customer that accounted for more than 50% of our 2003 business. The 22% increase in fiscal 2003 net sales compared to fiscal 2002 was primarily due to increased demand from the same customer.

Gross Profit and Selling and Administrative Expenses

(as a % of Net Sales)

For Year Ended September 30,	2004	2003	2002
Gross profit	7.1%	10.2%	5.8%
Selling and administrative expenses	8.7%	6.1%	10.7%

Gross profit as a percentage of sales was 7.1% in fiscal 2004 as compared to 10.2% in fiscal 2003. The decrease was primarily attributable to high start up costs related to several new customers, as well as fixed overhead costs being spread over fewer revenue dollars.

Gross profit as a percentage of sales was 10.2% in fiscal 2003 as compared to 5.8% in fiscal 2002. The increase was primarily attributable to our concerted efforts to reduce manufacturing overhead costs. We also benefited from being able to spread fixed overhead costs over more revenue dollars.

Selling and administrative expenses decreased by $0.5 million in fiscal 2004 compared to fiscal 2003. This decrease was in spite of an upgrade to our direct sales force as well as the addition of a new Vice President of Sales and Marketing. As a percentage of sales, selling and administrative expenses increased to 8.7% in fiscal 2004 compared to 6.1% in fiscal 2003. The percentage increase was due to expenses being spread over fewer sales dollars in 2004 compared to 2003.

Selling and administrative expenses as a percentage of sales decreased to 6.1% in fiscal 2003 compared to 10.7% in fiscal 2002. The decrease is primarily due to higher revenues and a decrease in the number of employees.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Other Income and Expense (dollars in millions)

For Year Ended September 30,	2004	2003	2002
Interest and financing expense	$0.3	$0.6	$0.9
Other income	$0.3	$0.7	$0.2

Interest and financing expense decreased to $0.3 million in fiscal 2004 from $0.6 million in fiscal 2003. This is primarily a result of debt reduction that was achieved due to favorable cash flow from operations in 2003. 2003 interest and finance expense decreased to $0.6 million from $0.9 million in fiscal 2002. This was also due to debt reduction.

We had other income of $0.3 million in fiscal 2004. This was primarily due to a gain on the sale of excess equipment. We had other income of $0.7 million in fiscal 2003. This was primarily related to negotiated forgiveness of accounts payable owed to various creditors. Other income of $0.2 million in fiscal 2002 was primarily due to interest income received from Acterna Corporation as part of an out of court settlement.

Income Taxes (as a % of income (loss) before income taxes)

For Year Ended September 30,	2004	2003	2002
Effective tax rate	- %	(12.1)%	- %

We recorded a $260,000 tax benefit during fiscal 2003. This is due to a $250,000 adjustment against valuation allowances that had been established against our net deferred tax assets and $10,000 from the utilization of a state net operating loss carryforward. We continue to maintain a $20 million valuation allowance against our net deferred tax assets including the net operating loss carryforward.

Restructuring Charge (Benefit) (dollars in millions)

For Year Ended September 30,	2004	2003	2002
	$0.3	($0.1)	$0.2

During Fiscal 2004, we incurred $337,000 in severance and hiring costs related to our restructuring efforts.

During Fiscal 2003, we recorded a benefit from restructuring of $63,000. This was due to certain severance payments accrued in 2002 that will no longer be paid out.

During Fiscal 2002, our Board of Directors approved a restructuring and reduction of workforce plan at our Newark, NY facility. In connection with this restructuring, we recorded a $448,000 charge to earnings in fiscal 2002 relating primarily to severance. Offsetting this charge was a $240,000 reduction in a reserve previously recorded for our Arab, Alabama facility that was no longer needed.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Asset Impairment Writedown

In assessing and measuring the impairment of long-lived assets, we apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used was measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.

During August 1998, we initiated a plan to dispose of our Arab, Alabama facility. In conjunction with this decision, the asset was written down to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $900,000 for fiscal 2002. The facility was sold in October 2002 for $600,000.

During April 2001, we initiated a plan to dispose of our Edinburg, Texas facility. In conjunction with this decision, the asset was written down to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $1.04 million for fiscal 2002 and was reflected in discontinued operations. The facility was sold on February 28, 2003 for $875,000.

Discontinued Operations

On June 18, 2002, we sold substantially all of the assets of IEC-Mexico to Electronic Product Integration Corporation (EPI) for $730,000. We recorded an after-tax loss on the sale of the business of approximately $3.1 million in fiscal 2002. The reserve balance at September 30, 2004 was $195,000. It is anticipated that all remaining charges against the accrual will be made by March 2005.

On February 28, 2003, we sold our Edinburg, Texas facility for $875,000 and completed our restructuring initiative. As a result, we recorded a $184,000 restructuring benefit due to certain facility payments accrued in a prior fiscal year that will no longer be paid out.

Significant Events

Historically, a relatively small number of customers were responsible for a significant portion of our net sales. During 2004, one of these customers informed us of its plan to move substantial amounts of its contract assembly work to China. However, over the course of this same year, we further diversified our customer base to mitigate the dependence on a small number of customers. Through this diversification effort, we reduced our risk of sales concentration from two customers representing 87% of sales in 2003 to six customers representing 82% of revenue in 2004. Furthermore, we anticipate our focused sales approach in 2005 will also result in the further diversification of our customer base through new customer additions.

During 2003 our largest customer, representing more than 50% of our sales announced its intention to begin manufacturing most of the products it purchased from IEC at its own facility.

Liquidity and Capital Resources

As reflected in the Consolidated Statements of Cash Flows for Fiscal 2004, net cash provided by operations was ($.8) million.

On January 14, 2003, we completed a new $7,300,000 financing agreement composed of a $5,000,000 Senior Secured Facility (the "Facility") with Keltic Financial Partners L.P. ("Keltic"), a $2,200,000 Secured Term Loan (the "Term Loan") with SunTrust Bank ("SunTrust") and a $100,000 infusion by certain of the IEC directors. The Facility, which has a 3 year maturity, bears interest at the rate of prime plus 2%. It involves a revolving line of credit for up to $3,850,000, based upon advances on eligible accounts receivable and inventory, a term loan of $600,000, secured by machinery and equipment, to be amortized over a 36 month period and a term loan of $550,000 secured by a first mortgage lien against our Edinburg, Texas real estate, which was paid in full upon the sale of the facility in February 2003. The Term Loan is secured by a general security agreement, and indirectly by the assignment of a certain promissory note and a first mortgage on the IEC plant in Newark, New York. It is payable with interest at prime plus 1.5% in monthly installments over a period of 3 years. The availability under the revolver was $1.2 million on September 30, 2004.

$1,025,000, $267,000, and $667,000, respectively, were outstanding at September 30, 2004 under the revolving line of credit with Keltic, the term loan with Keltic and the SunTrust loan.

The financing agreements contain various affirmative and negative covenant including, among others, limitations on the amount available under the revolving line of credit relative to the borrowing base, capital expenditures, fixed charge coverage ratios, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). We were in compliance with these covenants at September 30, 2004. In connection with the financing, we entered into agreements with certain of our trade creditors providing for extended payment terms involving an aggregate of approximately $2.0 million of past due balances. The balance due on these notes was $407,000 as of September 30, 2004. In addition, certain trade creditors agreed to discounted payment terms. Such discounts amounted to $0.6 million and were recorded in the first half of fiscal 2003.

Application of Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of long-lived assets, accounting for legal contingencies and accounting for income taxes.

We recognize revenue in accordance with Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements." Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in IEC's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact IEC's financial position or its results of operations.

Impact of Inflation

The impact of inflation on our operations has been minimal due to the fact that we are able to adjust our bids to reflect any inflationary increases in cost.

New Pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, Rescission of FASB Statements No. 4, 44,and 64, Amendment of FASB Statement No. 13, and technical Corrections (SFAS No. 145). SFAS No. 145 requires that gains and losses from extinguishments of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30 ("Opinion No. 30"). Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual and infrequent and meet the criteria for classification as an extraordinary item. We adopted this standard as of January 1, 2003 with no material effect on our financial position, results of operations or cash flows.

In June 2002, the Financial Accounting Standards Board issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 applies to all exit or disposal activities initiated after December 31, 2002.

MANAGEMENT'S DISCUSSION OF OPERATIONS

We adopted this standard as of January 1, 2003 with no material effect on our financial position, results of operations or cash flows.

In November 2002, the EITF reached a consensus on issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses revenue recognition on arrangements encompassing multiple elements that are delivered at different points in time, defining criteria that must be met for elements to be considered to be a separate unit of accounting. If an element is determined to be a separate unit of accounting, the revenue for the element is recognized at the time of delivery. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We adopted this standard as of October 1, 2003 with no material impact on our financial position, results of operations or cash flows.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results and require these disclosures in interim financial information. IEC continues to account for stock-based employee compensation under APB Opinion 25, but has adopted the new disclosure requirements of SFAS 148 beginning in the second quarter of fiscal 2003.

In January 2003, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities." ("FIN 46"). FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to January 31, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. In October 2003 the FASB deferred the effective date for applying the provision of FIN 46 until the first interim or annual period ending after December 15, 2003. We adopted this standard as of December 31, 2003, with no material impact on our financial position, results of operations or cash flows.

On April 30, 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. We adopted this standard as of July 1, 2003, with no material impact on our financial position, results of operations or cash flows.

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("Statement 150"). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatory redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. We adopted this standard on such effective dates, with no material impact on our financial position, results of operations or cash flows.

Quantitative And Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures about Market Risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of IEC due to adverse changes in financial rates. We are exposed to market risk in the area of interest rates. One exposure is directly related to our Term Loan and Revolving Credit borrowings under the Credit Agreement, due to their variable interest rate pricing. Management believes that interest rate fluctuations will not have a material impact on IEC's results of operations.

Market For Registrant's Common Equity, Related Stockholder Matters, And Issuer Purchases Of Equity Securities

(a) Market Information.

IEC's Common Stock began trading on The Over the Counter Bulletin Board ("OTCBB") under the symbol IECE.OB on December 3, 2002. Prior to that, IEC's Common Stock was traded on The Nasdaq Stock Market.

The following table sets forth, for the period stated, the high and low closing sales prices for the Common Stock as reported on The Nasdaq Stock Market or the OTCBB, as applicable.

	Closing Sales Price	
Period	High	Low
October 1, 2002 - December 31, 2002	$ 0.27	$ 0.06
January 1, 2003 - March 31, 2003	$ 0.57	$ 0.07
April 1, 2003 - June 30, 2003	$ 0.98	$ 0.39
July 1, 2003 - September 30, 2003	$ 1.53	$ 0.65
October 1, 2003 – December 31, 2003	$ 2.40	$ 1.05
January 1, 2004 – March 31, 2004	$ 2.40	$ 0.92
April 1, 2004 - June 30, 2004	$ 1.40	$ 0.85
July 1, 2004 - September 30, 2004	$ 1.03	$ 0.31

The closing price of IEC's Common Stock on the OTCBB on November 12, 2004, was $0.55 per share.

(b) Holders.

As of November 12, 2004, there were approximately 153 holders of record of IEC's Common Stock.

(c) Dividends.

IEC has never paid dividends on its Common Stock. It is the current policy of the Board of Directors of IEC to retain earnings for use in our business. Certain financial covenants set forth in IEC's current loan agreement prohibit IEC from paying cash dividends. We do not plan to pay cash dividends on our Common Stock in the foreseeable future.

(d) Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information concerning IEC's equity compensation plans as of September 30, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans:			
approved by security holders	1,102,035	$ 0.86	70,583
not approved by security holders	-	NA	-
Total	1,102,035	$ 0.86	70,583

Issuance of Unregistered Securities
Not Applicable

Repurchases of IEC Securities
Not Applicable

ONSOLIDATED STATEMENTS OF OPERATIONS
or The Years Ended September 30, 2004, 2003 And 2002
in thousands, except per share and share data)

	2004	2003	2002
et sales	$ 27,701	$ 48,201	$ 39,365
ost of sales	25,724	43,271	37,068
Gross profit	1,977	4,930	2,297
perating expenses			
Selling and administrative expenses	2,409	2,919	4,209
Restructuring (benefit) charge	337	(63)	214
Asset impairment writedown	-	-	900
Total operating expenses	2,746	2,856	5,323
Operating income (loss)	(769)	2,074	(3,026)
Interest and financing expense	(386)	(642)	(932)
Forgiveness of accounts payable	10	578	-
Other income	316	143	188
et income (loss) before income taxes	(828)	2,153	(3,771)
enefit from) provision for income taxes	-	(260)	-
come (loss) from continuing operations	(828)	2,413	(3,771)
iscontinued operations:			
Income (loss) from operations of IEC-Mexico disposed of (net of income taxes of $0, $56, and $116 in 2003, 2002 and 2001, respectively)	-	184	(4,069)
Estimated (loss) on disposal of IEC-Mexico (net of income taxes of $0 in 2003, 2002 and 2001)	-	-	(3,139)
	-	184	(7,208)
et income (loss)	$ (828)	$ 2,597	$ (10,979)
et income (loss) per common and common equivalent share:			
Basic			
Income (loss) from cont. operations	$ (0.10)	$ 0.31	$ (0.49)
Income (loss) from discont. ops.	$ 0.00	$ 0.02	$ (0.94)
Income (loss) available to common shareholders	$ (0.10)	$ 0.33	$ (1.43)
Diluted			
Income (loss) from cont. operations	$ (0.10)	$ 0.29	$ (0.49)
Income (loss) from discont. ops.	$ 0.00	$ 0.02	$ (0.94)
Income (loss) available to common shareholders	$ (0.10)	$ 0.31	$ (1.43)
eighted average number of common and common equivalent shares outstanding:			
Basic	8,118,587	7,898,699	7,691,503
Diluted	8,118,587	8,273,977	7,691,503

e accompanying notes are an integral part of these financial statements.

FIVE YEAR SUMMARY
(in thousands, except per share data)

Years Ended September 30,	2004	2003	2002	2001	2000
INCOME STATEMENT DATA					
Net sales	$ 27,701	$ 48,201	$ 39,365	$114,771	$146,359
Gross profit (loss)	1,977	$ 4,930	$ 2,297	$ 2,942	$ 10,339
Operating income (loss)	(828)	$ 2,074	$ (3,026)	$(16,208)	$ 2,019
Income (loss) from continuing operations	(828)	$ 2,413	$ (3,771)	$(17,439)	$ 2,411
Income (loss) from discontinued operations	0	$ 184	$ (7,208)	$(11,833)	$(10,442)
Net income (loss)	(828)	$ 2,597	$(10,979)	$(29,272)	$ (8,031)
Income (loss) from continuing operations per common and common equivalent share:					
Basic	$ (0.10)	$ 0.31	$ (0.49)	$ (2.28)	$ 0.32
Diluted	$ (0.10)	$ 0.29	$ (0.49)	$ (2.28)	$ 0.32
Income (loss) from discontinued operations per common and common equivalent share:					
Basic	$ 0.00	$ 0.02	$ (0.94)	$ (1.55)	$ (1.38)
Diluted	$ 0.00	$ 0.02	$ (0.94)	$ (1.55)	$ (1.38)
Net income (loss) per common and common equivalent share:					
Basic	$ (0.10)	$ 0.33	$ (1.43)	$ (3.83)	$ (1.06)
Diluted	$ (0.10)	$ 0.31	$ (1.43)	$ (3.83)	$ (1.06)
Common and common equivalent shares					
Basic	8,119	7,899	7,692	7,651	7,590
Diluted	8,119	8,274	7,692	7,651	7,590

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND SHAREHOLDERS' EQUITY
For The Years Ended September 30, 2004, 2003 And 2002
(in thousands)

	Comprehensive Loss	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholder's Equity
BALANCE, September 30, 2001		$77	$38,418	$(26,661)	$(14)	$(11)	$ 11,809
Net Loss	$(10,979)	-	-	$(10,979)	-	-	$(10,979)
Other comprehensive loss, currency translation adjustments	$ (31)	-	-	-	$(31)	-	$ (31)
Comprehensive loss	$(11,010)						
BALANCE, September 30, 2002		$77	$38,418	$(37,640)	$(45)	$(11)	$ 799
Shares issued under Directors and Employee Stock Plan		$3	$ 61	-	-	-	$ 64
Net Income	$ 2,597	-	-	$ 2,598	-	-	$ 2,598
Other comprehensive Loss, currency translation adjustments	$ (47)	-	-	-	$ (47)	-	$ (47)
Comprehensive income	$ 2,550						
BALANCE, September 30, 2003		$80	$38,479	$(35,042)	$(92)	$(11)	$ 3,414
Shares issued under Directors and Employee Stock Plan		$ 2	$ 28	-	-	-	$ 30
Net Income	$ (828)	-	-	$ (828)	-	-	$ (828)
Other comprehensive Loss, currency translation adjustments	$ -	-	-	-	$ -	-	$ -
Comprehensive income	$ (828)						
BALANCE, September 30, 2004		$82	$38,507	$(35,870)	$(92)	$(11)	$ 2,616

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2004, 2003 And 2002
(in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (828)	$ 2,597	$(10,979)
Non-cash adjustments:			
(Income) loss from discontinued operations	-	(184)	4,069
Loss on sale of discontinued operations	-	-	3,139
Depreciation and amortization	1,138	1,457	1,637
Gain on sale of fixed assets	(298)	(50)	(6)
Issuance of directors fees in stock	17	8	-
Asset impairment writedown	-	-	900
Changes in operating assets and liabilities:			
Accounts receivable	294	1,476	5,634
Inventories	(249)	1,779	3,434
Deferred income taxes	-	(250)	-
Other current assets	46	(144)	31
Accounts payable	(487)	(1,325)	1,469
Accrued expenses	(369)	(724)	(1,362)
Net cash flows from operating activities	(736)	4,640	7,966
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(113)	(274)	(190)
Proceeds from sale of property	298	547	61
Proceeds from sale of discontinued operations	-	875	730
Net cash flows from investing activities	185	1,148	601
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments under loan agreements	(1,326)	(3,019)	(4,780)
Borrowings (payments) on line of credit	1,025	(4,395)	(4,708)
Proceeds from borrowing	-	3,500	-
Debt issuance costs	-	(263)	-
Common stock issued under financing plan	-	50	-
Proceeds from exercise of stock options	13	6	-
Net cash flows from financing activities	(288)	(4,121)	(9,488)
Cash (used in) from discontinued operations	46	(827)	951
Change in cash and cash equivalents	(793)	840	30
Effect of exchange rate changes	-	(47)	(30)
Cash and cash equivalents, beginning of year	-	-	-
Cash and cash equivalents, end of year	$ -	$ 793	$ -
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 386	$ 642	$ 1,461
Income taxes, net of refunds received	$ -	$ (10)	$ -
Conversion of accounts payable to long-term payable	$ -	$ 760	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Conversion of accounts payable to debt	$ -	$ 1,187	$ -

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
September 30, 2004 And 2003
(in thousands)

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash	$ -	$ 793
Accounts receivable (net allowance for doubtful Accounts of $500 and $200 respectively)	3,710	4,004
Inventories	1,882	1,633
Deferred income taxes	250	250
Other current assets	338	450
Total current assets	6,180	7,130
FIXED ASSETS:		
Land and land improvements	768	768
Building and improvements	3,995	3,995
Machinery and equipment	40,951	46,702
Furniture and fixtures	5,283	5,870
Sub-Total Gross Property	50,997	57,335
Less Accumulated Depreciation	(48,761)	(54,161)
Total Fixed Assets	2,236	3,174
Other Non-Current Assets	114	202
TOTAL ASSETS	$ 8,530	$ 10,506

LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003
CURRENT LIABILITIES:		
Short term borrowings	$ 1,905	$ 1,277
Accounts payable	2,253	2,740
Accrued payroll and related expenses	549	794
Other accrued expenses	747	891
Total current liabilities	5,454	5,702
Long term vendor payable	227	456
Long term bank debt	233	934
TOTAL LIABILITIES	5,914	7,092
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, Authorized - 500,000 shares; none issued or outstanding	-	-
Common stock, $.01 par value, Authorized - 50,000,000 shares; Issued - 8,215,458 and 8,021,960 shares (net of 573 treasury shares)	71	69
Additional paid-in capital	38,507	38,479
Accumulated deficit	(35,870)	(35,042)
Accumulated translation adjustments	(92)	(92)
Total shareholders' equity	2,616	3,414
TOTAL LIABILITIES AND EQUITY	$ 8,530	$ 10,506

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004, 2003 AND 2002

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

IEC Electronics Corp. ("IEC", the "Company") is an independent electronics manufacturing services("EMS") provider of complex printed circuit board assemblies and electronic products and systems. The Company is a significant provider of high quality electronics manufacturing services with state-of-the-art manufacturing capabilities and production capacity. Utilizing computer controlled manufacturing and test machinery and equipment, the Company provides manufacturing services employing surface mount technology ("SMT") and pin-through-hole ("PTH") interconnection technologies. As an independent full-service EMS provider, the Company offers its customers a wide range of manufacturing and management services, on either a turnkey or consignment basis, including design, prototype, material procurement and control, manufacturing and test engineering support, statistical quality assurance, complete resource management and distribution. The Company's strategy is to cultivate strong manufacturing relationships with established and emerging original equipment manufacturers ("OEMs").

Consolidation

The consolidated financial statements include the accounts of IEC and its wholly-owned subsidiary, IEC Electronicos de Mexico ("Mexico"), (collectively, "IEC"). Operations in Texas and Mexico were closed in July 2002. All significant intercompany transactions and accounts have been eliminated.

Revenue Recognition

The Company recognizes revenue upon shipment of product for both turnkey and consignment contracts.

Allowance for Doubtful Accounts

The Company establishes an allowance for uncollectable trade accounts receivable based on the age of outstanding invoices and management's evaluation of collectibility of outstanding balances.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are held and managed by institutions which follow the Company's investment policy. The fair value of the Company's financial instruments approximates carrying amounts due to the relatively short maturities and variable interest rates of the instruments, which approximate current market interest rates.

Long-Lived Assets

The Company evaluates its long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." IEC evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

During fiscal year 2002, the Company wrote down the value of its Arab, Alabama facility to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $900,000.

During April 2001, IEC initiated a plan to dispose of its Edinburg, Texas facility. In conjunction with this decision, the asset was written down to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $1.04 million in fiscal 2002.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and payable, accrued liabilities, and debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value. The fair value of the Company's debt is estimated based upon similar market rate debt issues.

Earnings Per Share

Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per common share are calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share are calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary are translated based on the current exchange rate at the end of the period for the balance sheet and weighted-average rate for the period for the statement of operations. Translation adjustments are recorded as a separate component of equity. Transaction gains or losses are included in operations.

Comprehensive Income

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the statements of comprehensive income (loss) and shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in 2003 and 2002 have been reclassified to conform with the 2004 presentation.

New Pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, Rescission of FASB Statements No. 4, 44,and 64, Amendment of FASB Statement No. 13, and technical Corrections (SFAS No. 145). SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30 ("Opinion No. 30"). Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual and infrequent and meet the criteria for classification as an extraordinary item. We adopted this standard as of January 1, 2003 with no material effect on our financial position, results of operations or cash flows.

In June 2002, the Financial Accounting Standards Board issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 applies to all exit or disposal activities initiated after December 31, 2002. We adopted this standard as of January 1, 2003 with no material effect on our financial position, results of operations or cash flows.

In November 2002, the EITF reached a consensus on issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses revenue recognition on arrangements encompassing multiple elements that are delivered at different points in time, defining criteria that must be met for elements to be considered to be a separate unit of accounting. If an element is determined to be a separate unit of accounting, the revenue for the element is recognized at the time of delivery. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We adopted this standard as of October 1, 2003 with no material impact on our financial position, results of operations or cash flows.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results and require these disclosures in interim financial information. IEC continues to account for stock-based employee compensation under APB Opinion 25, but has adopted the new disclosure requirements of SFAS 148 beginning in the second quarter of fiscal 2003.

In January 2003, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities." ("FIN 46"). FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to January 31, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. In October 2003 the FASB deferred the effective date for applying the provision of FIN 46 until the first interim or annual period ending after December 15, 2003. We adopted this standard as of December 31, 2003, with no material impact on our financial position, results of operations or cash flows.

On April 30, 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. We adopted this standard as of July 1, 2003, with no material impact on our financial position, results of operations or cash flows.

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("Statement 150"). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatory redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. We adopted this standard on such effective dates, with no material impact on our financial position, results of operations or cash flows.

2. INVENTORIES

Inventories are stated at the lower of weighted average cost (first-in, first-out) or market. The major classifications of inventories are as follows at period end (in thousands):

	2004	2003
Raw Materials	$ 1,162	$ 1,128
Work-in-process	711	498
Finished goods	9	7
	$ 1,882	$ 1,633

3. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost and are depreciated over various estimated useful lives using the straight-line method.

Maintenance and repairs are charged to expense as incurred; renewals and improvements are capitalized. At the time of retirement or other disposition of property, plant, and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

Depreciation and amortization was \$1.1 million, \$1.5 million, and \$1.6 million for the years ended September 30, 2004, 2003 and 2002, respectively.

The principal depreciation and amortization lives used are as follows:

Description	Estimated Useful Lives
Land improvements	10 years
Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years

4. DISCONTINUED OPERATIONS

On June 18, 2002, the Company sold substantially all of the assets of Mexico to Electronic Product Integration Corporation (EPI) for \$730,000. The Company recorded an after-tax loss on the sale of the business of approximately \$3.1 million.

Net sales of IEC-Mexico were \$10.8 million for the year ended September 30, 2002 and are not included in net sales in the accompanying consolidated statements of operations.

5. RESTRUCTURING

During Fiscal 2004, we incurred \$337,000 in severance and hiring costs related to our restructuring efforts.

During Fiscal 2003, we recorded a benefit from restructuring of \$63,000. This was due to certain severance payments accrued in 2002 that will no longer be paid out.

In June 2002, our Board of Directors approved a restructuring and reduction of workforce plan at our Newark, NY facility. In connection with this restructuring, we recorded a \$448,000 charge to earnings in fiscal 2002 relating primarily to severance. Offsetting this charge was a \$240,000 reduction in a reserve previously recorded for our Arab, Alabama facility that was no longer needed due to the sale of the facility in October 2002.

6. LONG-TERM DEBT

Long-term debt consists of the following at September 30 (in thousands):

	2004	2003
Term loans	\$ 933	\$ 1,592
Vendor term notes	407	1,075
Less - Current portion	(880)	(1,277)
	\$ 460	\$ 1,390

On January 14, 2003, IEC completed a new $7,300,000 financing composed of a $5,000,000 Senior Secured Facility with Keltic Financial Partners LLP ("Keltic"), a $2,200,000 Secured Term Loan with SunTrust Bank ("SunTrust") and a $100,000 infusion by certain of the IEC directors. The Keltic Facility, which has a 3 year maturity, bears interest at the rate of prime plus 6%. It involves a revolving line of credit for up to $3,850,000 based upon advances on eligible accounts receivable and inventory, a term loan of $600,000, secured by machinery and equipment, to be amortized over a 36 month period and a term loan of $550,000 which was paid in full upon the sale of the Company's Texas plant in February 2003. The SunTrust Term Loan is secured by the assignment of a certain promissory note and a first mortgage on the IEC plant in Newark, New York. It is payable with interest at prime plus 1.5% in monthly installments over a period of 3 years. The prime rate at September 30, 2004 was 4.75%.

$1,025,000, $267,000, and $667,000 were outstanding at September 30, 2004 under the revolving line of credit with Keltic, the term loan with Keltic and the SunTrust loan, respectively.

The Keltic and Suntrust loan agreements contain various affirmative and negative covenants including, among others, limitations on the amount available under the revolving line of credit relative to the borrowing base, capital expenditures, fixed charge coverage ratios, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). In connection with the financing the Company entered into agreement with certain of its trade creditors providing for extended payment terms on past due balances.

Aggregate debt maturities over the next five fiscal years and thereafter are as follows (in thousands):

2005	$ 880
2006	383
2007	64
2008	10
2009	3
Total	$1,340

7. INCOME TAXES

The provision for (benefit from) income taxes in fiscal 2004, 2003 and 2002 is summarized as follows (in thousands):

	2004	2003	2002
Current			
Federal	$ -	$ -	$ -
State/Other	-	(10)	-
Deferred			
Federal	-	(188)	-
State/Other	-	(62)	-
(Benefit from) provision for income taxes, net	$ -	$ (260)	$ -

The components of the deferred tax asset (liability) at September 30 are as follows (in thousands):

	2004	2003	2002
Net operating loss and AMT credit carryovers	$16,184	$ 15,614	$14,858
Accelerated depreciation	85	291	621
New York State investment tax credits	3,235	3,237	3,237
Compensated absences	93	91	119
Inventories	101	90	985
Receivables	170	26	151
Restructuring reserve	42	48	470
Other	374	489	666
	20,284	19,886	21,107
Valuation allowance	(20,034)	(19,636)	(21,107)
	$ 250	$ 250	$ -

The Company has a net operating loss carryforward of $46.9 million (expiring in years through 2024). The Company has available approximately $4.9 million in New York State investment tax credits (expiring in years through 2017). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the deferred tax assets, net of the valuation allowance, at September 30, 2004 to be realized as a result of the reversal of existing taxable temporary differences.

The differences between the effective tax rates and the statutory federal income tax rates for fiscal years 2004, 2003 and 2002 are summarized as follows:

	2004	2003	2002
Federal Tax (Benefit) at statutory rates	(34.0)%	34.0%	(34.0)%
Goodwill adjustments	-	-	-
Provision for state taxes, net of Federal Benefit	-	5.0	-
Life Insurance	-	-	-
Other	-	-	0.1
Utilization of NOL Carryforwards	-	(39.0)	-
Valuation Allowance	(34.0)	(12.1)	33.9
	- %	(12.1)%	- %

8. SHAREHOLDERS' EQUITY

Stock-Based Compensation Plans

In December 2001, the Board of Directors authorized the 2001 Stock Option and Incentive Plan, reserving 1,500,000 shares of common stock for issuance to directors, officers, consultants or independent contractors providing services to the Company and key employees. This plan superceded a similar plan that was adopted in 1993. The option price for incentive options must be at least 100 percent of the fair market value at date of grant, or if the holder owns more than 10 percent of total common stock outstanding at the date of grant, then not less than 110 percent of the fair market value at the date of grant. The Plan was approved by shareholders in February 2002. In conjunction with the approval of this plan, no further grants will be made under the 1993 SOP and the 1993 SOP was terminated. Stock options issued under the 2001 plan generally terminate seven years from date of grant.

Generally, incentive stock options granted during the period between July 1995 through September 2004 vest in increments of 25 percent. Nonqualified stock options granted during fiscal years 1999 to 2004 vest in increments of 33 1/3 percent.

Changes in the status of options under the SOP at September 30, are summarized as follows:

September 30,	Shares Under Option	Weighted Average Exercise Price	Available for Grant	Exercisable
2001	1,062,700	3.17	246,300	414,226
Options authorized			1,500,000	
Options terminated			(246,300)	
Options granted	338,250	0.07		
Options exercised	-	-		
Options forfeited	(530,100)	2.68		
2002	870,850	2.27	1,171,250	362,283
Options granted	643,200	0.61		
Options exercised	(34,500)	0.17		
Options forfeited	(168,750)	4.26		
2003	1,310,800		242,916	649,908
Options granted	244,000	1.09		
Options exercised	(175,755)	0.07		
Options forfeited	(277,010)	3.38		
2004	1,102,035		70,583	481,871

The following table summarizes information about stock options outstanding as of September 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at September 30, 2004	Weighted Ave. Remaining Contractual Life	Weighted Ave. Exercise Price	Number Exercisable at September 30, 2004	Weighted Ave. Exercise Price
$ 0.07	130,250	2.79	$ 0.07	130,250	$ 0.07
$ 0.09	122,500	3.28	$ 0.09	122,500	$ 0.09
$ 0.200 - $ 0.210	70,000	4.46	$ 0.21	40,000	$ 0.20
$ 0.400	70,285	5.52	$ 0.40	17,571	$ 0.40
$ 0.520 - $ 0.730	44,500	5.61	$ 0.66	9,750	$ 0.63
$ 0.950	275,000	4.50	$ 0.95	-	n/a
$ 1.01	100,000	6.59	$ 1.01	-	n/a
$ 1.12	64,000	6.62	$ 1.12	-	n/a
$ 1.29	30,100	4.35	$ 1.29	-	n/a
$ 1.50 - $ 1.52	97,000	2.39	$ 1.50	77,000	$ 1.50
$ 1.62 - $ 1.87	61,300	2.95	$ 1.65	47,600	$ 1.63
$ 2.50 - $ 3.87	37,200	1.40	$ 3.64	37,200	$ 3.64
	1,102,035			481,871	

The weighted average fair value of options granted during fiscal 2004, 2003 and 2002 was $0.96, $1.09 and $0.61, respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.4 percent, 3.0 percent and 4.1 percent, for fiscal 2004, 2003 and 2002 respectively; volatility of 118.3 percent, 78.6 percent and 76.6 percent for fiscal 2004, 2003 and 201, respectively; and expected option life of 4.1 years, 6.7 years and 6.5 years for fiscal 2004, 2003 and 2002, respectively. The dividend yield was 0 percent. Forfeitures are recognized as they occur.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and the disclosure only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the Company recognized compensation cost based upon the fair value at he date of grant for awards under its plans consistent with the methodology prescribed by SFAS No. 123, net income (loss) and net income (loss) per common and common equivalent share would have been as follows for years ended September 30 (in thousands, except per share data):

	2004		2003		2002	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income (loss)	$ (828)	$ (961)	$ 2,597	$ 2,539	$(10,979)	$(10,940)
Net income (loss) per common and common equivalent share:						
Basic	$(0.10)	$(0.12)	$ 0.33	$ 0.32	$ (1.43)	$ (1.42)
Diluted	$(0.10)	$(0.12)	$ 0.31	$ 0.29	$ (1.43)	$ (1.42)

Because the SFAS No. 123 method of accounting had not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Treasury Stock

The treasury balance is 573 shares with a cost of $11,000.

9. MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of a significant credit risk consist primarily of cash, cash equivalents, and trade accounts receivable. The Company has concentrations of credit risk due to sales to its major customers.

The Company's revenues are derived primarily from sales to customers in the industrial and telecommunications industries and are concentrated among specific companies. For the fiscal year ended September 30, 2004, five customers accounted for 76 percent of the Company's net sales. For the fiscal year ended September 30, 2003, three customers accounted for 87 percent of the Company's net sales. For the fiscal year ended September 30, 2002, three customers accounted for 59 percent of the Company's net sales.

At September 30, 2004, amounts due from two customers represented 27 percent and 25 percent of trade accounts receivable. At September 30, 2003, amounts due from two customers represented 34 and 32 percent of trade accounts receivable. The Company performs ongoing credit evaluations of its customers' financial positions and generally does not require collateral.

10. COMMITMENTS AND CONTINGENCIES

As of September 30, 2004, the Company was obligated under non-cancelable operating leases, primarily for manufacturing and office equipment. These leases generally contain rental options and provisions for payment of the lease for executory costs (taxes, maintenance and insurance). Rental expenses on equipment were $26,000, $187,000, and $352,000 for fiscal 2004, 2003 and 2002, respectively.

Litigation

An action was commenced in United States District Court for the Southern Division of Texas against IEC and several other corporate defendants, on August 12, 2002. The plaintiffs allege a "toxic tort" action against the defendants, for exposure to lead, lead dust, chemicals and other substances used in the manufacture of products by various defendants. The essence of the complaint relates to alleged "in utero" exposure to the circulatory system of their unborn children, resulting in alleged tissue toxicity through the mothers, causing damage to the central nervous system, brain and other organs of the fetus. The complaint alleges theories of negligence, gross negligence, strict liability, breach of warranty and fraud/negligent misrepresentation, and claims unspecified damages for pain and suffering, a variety of special damages, punitive damages and attorneys' fees. Royal & Sunalliance Insurance Company has provided a defense of the claims with a reservation of rights, but has expressly excluded any coverage for the claim for punitive damages. The company has denied liability. Prior to the scheduled trial, the parties arrived at a settlement, which will have no material impact upon the Company. The company has accrued the estimated settlement costs. The settlement is subject to court approval. A hearing is scheduled on November 30, 2004.

On August 13, 2003 General Electric Company ("GE") commenced an action in the state of Connecticut against IEC and Vishay Intertechnology, Inc ("Vishay"). The action alleges causes of action for breach of a manufacturing services contract, which had an initial value of $4.4 million, breach of express warranty, breach of implied warranty and a violation of the Connecticut Unfair Trade Practices Act. Vishay supplied a component that the Company used to assemble printed circuit boards for GE that GE contends failed to function properly requiring a product recall. GE claims damages "in excess of $15,000" plus interest and attorneys' fees. IEC has made a motion to dismiss the action in Connecticut for lack of jurisdiction and the motion is pending. The company, GE and Vishay are discussing the possibility of non-binding mediation. The position of the Company is that the contract with GE was substantially completed and that it has meritorious defenses and basis for a cross claim against Vishay.

11. RETIREMENT PLAN

The Company has a retirement savings plan, established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. This plan is for the exclusive benefit of its eligible employees and beneficiaries. Eligible employees may elect to contribute a portion of their compensation each year to the plan. Effective June 1, 1998, The Board of Directors approved a change in the employer match from 33 percent of the amount contributed by participant to 100 percent of the first 3 percent of employee contributions, and 50 percent of the next 3 percent of employee contributions. The match is discretionary and was suspended indefinitely as of October 1, 2001. There was no matching contribution made for fiscal 2004, 2003, or 2002. The plan also allows the Company to make an annual discretionary contribution determined by the Board of Directors. There were no discretionary contributions for fiscal 2004, 2003, or 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
IEC Electronics Corp.
Newark, New York

We have audited the accompanying consolidated balance sheets of IEC Electronics Corp. (a Delaware Corporation) & Subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, comprehensive income and stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IEC Electronics Corp. & Subsidiaries as of September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP

Rochester, New York
October 19, 2004

IEC electronics corp.

BOARD OF DIRECTORS

David J. Beaubien
Director and Chairman of Yankee Environmental Systems, Inc.

W. Barry Gilbert
Chairman of the Board and Chief Executive Officer of the Company; Retired President Thermal Management Group of Bowthorpe Plc. of Crawley, West Sussex, England (now known as Spirent).

Robert P.B. Kidd
Retired President
Blue Water Insurance, Inc.

Eben S. Moulton
President
Seacoast Capital Corporation

Dermott O'Flanagan
Private Investor
Former President
Dovatron International

James C. Rowe
President
Rowe and Company LLC

Justin L. Vigdor
Senior Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP

OFFICERS

W. Barry Gilbert
Chairman of the Board and Chief Executive Officer

Donald Doody
Vice President of Operations

Jeffrey T. Schlarbaum
Vice President of Marketing and Sales

Brian H. Davis
Vice President, Chief Financial Officer and Controller

Martin S. Weingarten
Corporate Secretary

Cautionary Statement/10-K Reports
In an effort to give investors a well-rounded view of trends and future opportunities, this report includes several forward-looking statements. Caution is advised in assessing these as they necessarily involve substantial uncertainty. Our 10-K report discusses these risks in greater detail including sections on timing of orders and shipments, availability of materials, product mix and general market conditions. 10-K reports are readily available on-line at www.sec.gov or by writing Brian Davis, CFO.

IEC Electronics Corp.
105 Norton Street
P.O. Box 271
Newark, NY 14513-0271
Telephone: (315) 331-7742

INVESTOR INFORMATION

Annual Meeting
9:00 a.m., Wednesday, January 19, 2005 at IEC, 105 Norton Street, Newark, NY

Change of Address, Lost Certificates and Ownership Transfers
Mellon Investor Services
LLC P.O. Box 3315
South Hackensack, NJ 07606
-or-
85 Challenger Road
Ridgefield, NJ 07660
Telephone: (800) 851-9677
TDD for Hearing Impaired:
(800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders:
(201) 329-8354
www.melloninvestor.com

Stock Market
Shares trade on the Over the Counter Bulletin Board under the symbol IECE.OB

Independent Accountants
Rotenberg & Co. LLP
1870 Winton Road South
Suite 200
Rochester, NY 14618

Legal Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP
2400 Chase Square
Rochester, NY 14604-1915

Investor Relations
Brian H. Davis
Chief Financial Officer
IEC Electronics Corp.